21 August 2017	76 Rahima Moosa Street, Newtown 2001 PO Box 62117, Marshalltown 2107, South Africa Tel: +27 (0) 11 637 6000 Fax: +27 (0) 11 637 6624 Website: www.anglogoldashanti.com

Mr. J Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	COMMENT LETTER – ANGLOGOLD ASHANTI LIMITED ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED DECEMBER 31, 2016 FILED ON MARCH 31, 2017
– FILE NO. 001 - 14846

Response to the Securities and Exchange Commission comment letter dated August 14, 2017

Dear Mr. Parker,

This letter serves as an extension request to respond to comments on the AngloGold Ashanti Limited (the Company) annual report on Form 20-F for the fiscal year ended 31 December 2016 contained in the comment letter of the Staff of the Securities and Exchange Commission dated 14 August 2017.

The Company respectfully requests the Staff to extend the deadline to respond to the comment letter to the close of business on Friday 8 September 2017. The Company will need to coordinate its response with its auditors and intends to circulate the response for review and approval to its executive committee and audit committee before it is submitted to the Staff.

If you have any questions, please contact me at +27 11 637 6019 or CRamon@AngloGoldAshanti.com.

We would like to thank you for your consideration of this request. We look forward to your response.

Yours sincerely,

/s/ C Ramon

Ms. KC Ramon

Chief Financial Officer

AngloGold Ashanti Limited

cc:

Mr. Wickus Botha, Ernst & Young Inc., 102 Rivonia Road, Sandton, South Africa

AngloGold Ashanti Limited

Reg No: 1944/017354/06

Directors: SM Pityana (Chairman)    S Venkatakrishnan (British/Indian) (Chief Executive Officer)    KC Ramon (Chief Financial Officer)    R Gasant    AH Garner (American)    DL Hodgson    NP January-Bardill    MJ Kirkwood (British)    MDC Richter (American/Panamanian)    RJ Ruston (Australian)    SV Zilwa

Group General Counsel and Company Secretary: ME Sanz Perez

Mr. George Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street,

London EC2Y 9HR, United Kingdom

Ms. Maria Sanz, Group General Counsel and Company Secretary, AngloGold Ashanti Limited,

76 Rahima Moosa Street, Johannesburg, South Africa

Ms. Meroonisha Kerber, Chief Accounting Officer, AngloGold Ashanti Limited,

76 Rahima Moosa Street, Johannesburg, South Africa